Exhibit 99.1

DEBT-FOR-EQUITY EXCHANGE AGREEMENT

This DEBT-FOR-EQUITY EXCHANGE AGREEMENT (this “Agreement”), dated as of September 30, 2024 (the “Effective Date”) is made by and between Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (the “Company”), and Newcourt SPAC Sponsor, LLC (“Lender”).

RECITALS

A. The Company and Lender are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506(b) of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act.

B. Lender is the holder of a promissory note, dated January 25, 2024, issued by Newcourt Acquisition Corp (“NCAC”), in the amount of $1,615,501 (the “Note”).

C. On January 25, 2024, NCAC and the Company entered into a business combination, pursuant to which the Company agreed to acquire certain liabilities of NCAC.

D. NCAC hereby wishes to assign and transfer all of NCAC’s obligations under the Note to the Company. The Company hereby wishes to accept such assignment and transfer.

E. The Company desires to issue common shares, no par value per share (the “Common Shares”), to Lender (or its nominee(s)) in exchange for satisfaction in full of all obligations under the Note (the “Discharged Debt”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Lender agree as follows:

1. Exchange.

1.1. Exchange Commitments. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined), (a) the Company will issue to Lender (or its nominee(s)) the aggregate number of Common Shares (the “Acquired Shares”) equal to the Discharged Debt divided by $0.50 (the “Purchase Consideration”), and, in exchange, Lender will release the Company from any obligations with respect to the Discharged Debt evidencing payment and satisfaction in full of the Discharged Debt for the receipt of the Acquired Shares. The actions described in subparts (a) and (b), collectively, are referred to as the “Exchange”. Furthermore, if the average VWAP for the 10 Trading Days (the “10-Day VWAP”) for the trading days prior to January 15, 2025 is lower than $0.50, the Company is also required to make a “make whole payment” in cash or Common Shares, at the Company’s election, determined as follows: The “make whole payment” or number of “make whole shares” shall equal the difference between (i) the number of Common Shares calculated at the Purchase Consideration divided by the 10-Day VWAP and (B) the number of Common Shares calculated at the Purchase Consideration divided by $0.50.   In the event that the Company elects to settle any shortfall in cash, it shall pay an amount equal to the number of make whole shares multiplied by the 10-Day VWAP.

1.2. Effect of Exchange. Upon the Closing, Lender forever releases, relieves and discharges the Company and the Company’s past, present and future affiliates, subsidiaries, predecessors, successors, assigns, attorneys, employees, directors, officers, shareholders, agents, and representatives, from any and all claims, demands, actions, cause or causes of action, suits, debts, sums of money, controversies, damages, obligations, breaches and liabilities of every kind and nature, whether known or unknown, in law, equity or otherwise, that have existed or may exist as of the date of this Agreement relating to the Discharged Debt and all matters and agreements in connection therewith and related thereto.

1.3. Closing. The completion of the Exchange (the “Closing”) will take place at 4:00 p.m., Eastern Standard Time, on the date hereof or as soon as practicable thereafter (the “Closing Date”). The Closing will take place remotely via the delivery and exchange of documents and signatures.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to Lender as of the Effective Date and as of the Closing Date as follows:

2.1. Organization. The Company is duly organized, validly existing and in good standing under relevant laws and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

2.2. Authorization; Enforcement. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement, to consummate the transactions contemplated hereby and to issue the Acquired Shares in accordance with the terms hereof; the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby (including without limitation the issuance and delivery of the Acquired Shares) have been duly authorized by the Company’s board of directors and no further consent or authorization of the Company, its board of directors or its shareholders is required.

2.3. Issuance of Acquired Shares. The Acquired Shares will, upon issuance pursuant to the terms hereof, be duly and validly issued and will be free from any liens or encumbrances created by the Company (except as provided in this Agreement with respect to federal and applicable state securities laws). Based in part upon the representations of Lender in Section 3 of this Agreement, the Acquired Shares, when issued and delivered pursuant to this Agreement, will be issued in compliance with federal and all applicable state securities laws. Subject in part to the truth and accuracy of Lender’s representations set forth in Section 3 of this Agreement, the offer, sale and issuance of the Acquired Shares as contemplated by this Agreement are exempt from the registration requirements of the Securities Act, and neither the Company nor any authorized agent acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

2.4. No Conflicts; No Violation.

2.4.1 The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (including, without limitation, the issuance of the Acquired Shares) do not conflict with or result in a violation of any provision of the Company’s organizational documents.

2.4.2 Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws or any listing agreement with any securities exchange or automated quotation system, the Company is not required to obtain any consent, authorization or order of (other than those obtained on or prior to the date hereof), or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof, or to issue the Acquired Shares in accordance with the terms hereof.

3. Representations and Warranties of Lender. Lender hereby represents and warrants to the Company as of the Effective Date and as of the Closing Date as follows:

3.1. Complete Ownership. Lender is the sole record and beneficial owner of the Discharged Debt, free and clear of any and all liens.

3.2. Authorization; Enforcement. Lender has all requisite limited liability company power and authority to enter into and to perform its obligations under this Agreement, to consummate the transactions contemplated hereby and to tender the Discharged Debt and acquire the Acquired Shares in accordance with the terms hereof; the execution, delivery and performance of this Agreement by Lender and the consummation by it of the transactions contemplated hereby have been duly authorized by all required parties and no further consent or authorization of Lender, its managers or its members is required; and this Agreement has been duly executed and delivered by Lender.

3.3. Investment Purpose & Canadian Securities Laws. Lender is acquiring the Acquired Shares for its own account for investment purposes only and without any view to, or for resale in connection with, any “distribution” thereof within the meaning of the Securities Act. The Lender further understands that (i) the Company is not a “reporting issuer” (or the equivalent of a reporting issuer) in any province or territory of Canada, and the Acquired Shares have not been qualified for distribution by prospectus in Canada, (ii) the Acquired Shares may not be offered or sold in Canada except pursuant to a Canadian prospectus or prospectus exemption); (iii) no representation has been made respecting the applicable hold periods imposed by the securities laws in the provinces and territories of Canada (the “Canadian Securities Laws”) or other resale restrictions applicable to the Acquired Shares which restrict the ability of the Lender (or any beneficial purchaser for whom it is contracting hereunder) to resell such securities; (iii) it is solely responsible to find out what these restrictions are; (iv) it is solely responsible (and the Company is not in any way responsible) for compliance with applicable resale restrictions; and (v) it is aware that it may not be able to resell the Acquired Shares in Canada, except in accordance with limited exemptions under the Canadian Securities Laws . The Lender represents and warrants that it is acquiring the Acquired Shares as principal for its own account with investment intent and not with a view to or for distributing or reselling such Acquired Shares or any part thereof in violation of Canadian Securities Laws, has no present intention of distributing any of such Acquired Shares in violation of Canadian Securities Laws, and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Acquired Shares to or for the benefit of person in Canada. Such Lender is acquiring the Acquired Shares hereunder in the ordinary course of its business.

3.4. Disclosure of Information. Lender believes that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Acquired Shares hereunder. Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding its business and prospects. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of Lender to rely thereon.

3.5. No Registration. Lender understands that the Acquired Shares have not been registered under the Securities Act or applicable state securities laws, and will be issued in reliance on exemptions from registration under the Securities Act and applicable state securities laws.

3.6. Sophisticated Investor. Lender has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits, risks and benefits of the investment in the Acquired Shares and has been granted the opportunity to ask questions of, and receive satisfactory answers from, representatives of the Company concerning the Company’s business affairs and financial condition and the terms and conditions of the investment in the Acquired Shares and has had the opportunity to obtain and has obtained any additional information which it deems necessary regarding such purchase. Lender is an “accredited investor” as that term is defined within Regulation D.

3.7. High Risk. Lender is aware that an investment in the Acquired Shares is highly speculative and subject to substantial risks because, among other things, (a) the Acquired Shares are subject to transfer restrictions and have not been registered under the Securities Act and therefore cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available and (b) it may suffer a loss of a portion or all of its investment in the Acquired Shares. Lender has no need for liquidity in this investment, and it is able to bear the economic risk of its investment in the Acquired Shares for an indefinite period of time and can afford a complete loss of its investment in the Acquired Shares.

3.8. Restrictions on Transfer. Lender is fully informed and aware of the circumstances under which the Acquired Shares must be held and the restrictions upon the resale of the Acquired Shares under the Securities Act and any applicable state securities laws, as well as Canadian Securities Laws. In this connection, Lender understands that the Acquired Shares may not be resold unless they are registered under the Securities Act and any applicable state securities laws or unless an exemption from such registration is available, that the availability of an exemption may depend on factors over which the Company has no control, and that unless so registered or exempt from registration the Acquired Shares may be required to be held for an indefinite period.

3.9. Legends. Lender understands that the certificates (or electronic equivalent) or notice or notices of issuance related to uncertificated securities representing the Acquired Shares will contain a legend set out in Exhibit A or one substantially similar thereto, and neither the Company nor its transfer agent or registrar is required to recognize any transfer of the Acquired Shares if, in the opinion of counsel to the Company, such transfer would result in a violation of any federal or state law regarding the offer and sale of securities.

3.10. Cancellation of Discharged Debt. Upon execution of this Agreement, Lender acknowledges and agrees that (i) the Discharged Debt owing by the Company under the Note is satisfied in full and (ii) the Company has no further obligation or liability further with respect to the Discharged Debt or the Note.

4. Registration Rights. At any time within 60 days of the Closing Date, the Company shall file a registration statement under the Securities Act providing for the proposed resale of such Acquired Shares (the “Requested Shares”), all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Requested Shares.

5. Assignment. NCAC hereby assigns and transfers all of NCAC’s obligations under the Note to the Company. The Company hereby accepts such assignment and transfer. By executing this Agreement, Lender hereby agrees to such assignment and transfer, pursuant to Section 13 of the Note.

6. Miscellaneous.

6.1. Governing Law; Jurisdiction. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The parties hereto hereby submit to the exclusive jurisdiction of the United States federal and state courts located in the State of New York with respect to any dispute arising under this Agreement, the agreements entered into in connection herewith or the transactions contemplated hereby or thereby.

6.2. Counterparts; Signatures by Electronic Transmission. This Agreement may be executed in two or more counterparts, all of which are considered one and the same agreement and will become effective when counterparts have been signed by each party and delivered to the other parties. This Agreement, once executed by a party, may be delivered to the other parties hereto by electronic (PDF) transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

6.3. Severability. If any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision will be deemed modified in order to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law will not affect the validity or enforceability of any other provision hereof.

6.4. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

6.5. Consents; Waivers and Amendments. The provisions of this Agreement may only be amended, modified, supplemented or waived upon the prior written consent of the Company and Lender.

6.6. Notices. Any notices required or permitted to be given under the terms of this Agreement must be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by electronic transmission and will be effective five days after being placed in the mail, if mailed by regular U.S. mail, or upon receipt, if delivered personally, by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications are:

If to the Company:

Psyence Biomedical Ltd.
121 Richmond Street West
Penthouse Suite, 1300
Toronto, ON M5H2K1, Canada
Attention: Neil Maresky
E-mail: neil@psyencebiomed.com

If to Lender:

Newcourt SPAC Sponsor, LLC
2201 Broadway, Suite 705
Oakland CA 94612
Attention: Jurgen van de Vyver
Email: jurgen@launchpad.vc

Each party will provide written notice to the other parties of any change in its address.

5.7. Successors and Assigns. This Agreement and all of its terms, conditions and covenants are intended to be fully effective and binding, to the extent permitted by law, on the heirs, executors, administrators, successors and permitted assigns of the parties hereto.

5.8. No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

5.9. Survival. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and Lender contained in or made pursuant to this Agreement will survive the execution and delivery of this Agreement and the closings under this Agreement.

5.10. Further Assurances. Each party will do and perform, or cause to be done and performed, all such further acts and things, and will execute and deliver all other agreements, certificates, instruments and documents, as another party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

5.11. Equitable Relief. Each party recognizes that, if it fails to perform or discharge any of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the other parties. Each of the parties therefore agrees that the other parties are entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PSYENCE BIOMEDICAL LTD.

By:
Name:	Neil Maresky
Title:	Director and CEO

NEWCOURT SPAC SPONSOR, LLC

By:
Name:
Title:

NEWCOURT ACQUISITION CORP

By:
Name:	Neil Maresky
Title:	Director

[Signature Page to Debt-for-Equity Exchange Agreement]

EXHIBIT A

LEGEND

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [INSERT THE DISTRIBUTION DATE], AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.